UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated April 11, 2006	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2006	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”) 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
April 6, 2006
Item 3 — News Release
The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on April 6, 2006.
Item 4 — Summary of Material Change
On April 6, 2006, Cameco announced that construction had been delayed at the second shaft of the Cigar Lake project in northern Saskatchewan due to a water inflow that began on April 5, 2006 at the bottom of the shaft. Due to the delayed construction of the second shaft, Cameco’s preliminary assessment indicates that Cigar Lake production may be delayed by six months and begin in late 2007.
Prior to the April 6, 2006 announcement, Cameco was in the process of reviewing the capital costs of the Cigar Lake project. The company will provide updated cost projections in the first quarter report which will be released on April 28, 2006. The results of the capital cost review and the costs for dealing with the delays due to this incident are expected to increase the current estimate of $520 million by 10% to 20%.
Item 5 — Full Description of Material Change
On April 6, 2006, Cameco announced that construction has been delayed at the second shaft of Cigar Lake project in northern Saskatchewan due to a water inflow. The second shaft will be primarily used for underground ventilation during production. Due to the delayed construction of the second shaft, Cameco’s preliminary assessment indicates that Cigar Lake production may be delayed by six months and begin in late 2007.
The water inflow began in the second shaft of the Cigar Lake project in northern Saskatchewan in late afternoon of April 5, 2006 at the bottom of the 6-metre wide shaft, 392 metres below the surface. All the workers safely left the area and removed equipment. There was no impact on the environment. There is no access between this shaft and the underground development and this event will not impact existing underground development in any way. An investigation is underway to determine the cause of the incident.

After evaluating the situation, Cameco decided to allow water to fill to natural levels in the second shaft that is currently being developed at Cigar Lake. The company determined this was the most prudent choice since it allowed more remediation options.
The incident began when a worker noticed a leak in a valve that was preventing water from coming up a drill hole. These drill holes are routinely used to test for the presence of ground water and to grout off any water inflows. In the process of tightening, the valve broke, allowing water to enter the bottom of the shaft.
Cameco is reviewing potential methods to deal with the current situation. The company had already been considering the possibility of freezing the area around the bottom of the shaft to deal with the difficult ground conditions. Cameco will be able to provide a timetable for the remediation process after the plans have been finalized. The water will not damage the concrete-lined shaft.
Prior to the April 6, 2006 announcement, Cameco was in the process of reviewing the capital costs of the Cigar Lake project. The company will provide updated cost projections in the first quarter report which will be released on April 28, 2006. The results of the capital cost review and the costs for dealing with the delays due to this incident are expected to increase the current estimate of $520 million by 10% to 20%.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary Cameco Corporation (306) 956-6303
Item 9 — Date of Report
April 11, 2006

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